United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)1

TYSON FOODS, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

902494103

(CUSIP Number)

Donald J. Tyson

Tyson Limited Partnership

2210 West Oaklawn Drive

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 902494103

(1) Name of Reporting Person	Tyson Limited Partnership
IRS Identification No. of Above Person (Entities Only)	I.D.# 71-0692500
(2) Check the Appropriate Box if a Member of a Group	(a)
(b) X
(3) SEC Use Only
(4) Source of Funds	Not applicable
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) and 2(e)
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	X
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with: (7) Sole Voting Power	80,859,832 shares of Class B Common Stock. No Shares of Class A Common Stock
(8) Shared Voting Power	None
(9) Sole Dispositive Power (10) Shared Dispositive Power (11) Aggregate amount beneficially owned by each reporting person.	80,859,832 shares of Class B Common Stock. No Shares of Class A Common Stock None 80,859,832 shares of Class B Common Stock. No Shares of Class A Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	101,598,560 shares of Class B Common Stock, and 0 Shares of Class A Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares	Not applicable
(13) Percent of class represented by amount in Row (11)	99.97
(14) Type of Reporting Person	PN
13) Percent of Class Represented by Amount in Row (11)	99.9% of Class B Common Stock presently convertible into Class A Stock (See Item 1)

SCHEDULE 13D

This Amendment No. 8 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, Amendment No. 6 thereto, dated February 25, 2004, and Amendment No. 7 thereto, dated June 2, 2006 for the Tyson Limited Partnership, a Delaware limited partnership (the “Partnership”), with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), of Tyson Foods, Inc., a Delaware corporation (the “Company”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock”), of the Company and reflects the sale in the open market by the Partnership of 9,700,028 shares of Class A Stock of the Company. All of the transactions in the Shares were effected on the following dates in open market sales on the NYSE.

Date of Transaction	Shares Sold	Price Per Share ($)
06/13/2006	265,800	14.8516
06/14/2006	600,000	14.7487
06/15/2006	551,000	14.592
06/16/2006	401,800	14.5626
06/19/2006	2,500	14.7092
08/01/2006	309,500	13.8023
08/02/2006	341,800	13.9089
08/03/2006	112,500	13.7087

2

08/04/2006	126,400	13.6315
08/18/2006	288,700[3]	N/A
11/14/2006	3,503,600	15.333
11/15/2006	3,485,128	15.3553

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Class A Stock of the Company whose principal executive offices are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.   The Partnership is causing this statement to be filed by virtue of its beneficial ownership of the Company’s Class B Stock.  The Class A and Class B Stock are hereinafter collectively referred to as the “Shares.” Pursuant to the Company’s Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non assessable share of the Company’s Class A Stock.  As of December 2, 2006, the Partnership owned directly and indirectly 80,859,832 shares of Class B Stock or 99.97% of the total shares of such class outstanding.  The Partnership did not own any shares of Class A Stock on such date.

Item 2.	Identity and Background

This statement is being filed by the Partnership, which was formed on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family’s controlling interest in the Company. The principal business address of the Partnership is 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

The managing general partner of the Partnership is Donald J. Tyson, a member of the Board of Directors of the Company. The name, residence or business address, present principal occupation or employment and citizenship of each general partner of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference. Donald J. Tyson has a 54.1166% combined percentage interest as a general and limited partner in the Partnership and the Randal W. Tyson Testamentary Trust has a 45.2549% percentage interest as a limited partner in the Partnership.

Except as set forth below, during the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

In April 2005, the Company and Donald J. Tyson settled an SEC formal investigation concerning the Company’s disclosure of executive perquisites by entering into an administrative cease and desist order without admitting or denying wrongdoing. The SEC investigation concerned allegations that the Company’s proxy statements for fiscal years 1997 through 2003 had failed to comply with SEC regulations with respect to the

_________________________

3 On August 18, 2006, Tyson Limited Partnership gifted to the University of Arkansas—Fayetteville 288,700 shares of Class A Common Stock.

3

disclosure and description of perquisites totaling approximately $1.7 million provided to Donald J. Tyson and that the Company had failed to maintain an adequate system of internal controls regarding the personal use of Company assets and the disclosure of perquisites and personal benefits. In fiscal year 2004, Mr. Tyson voluntarily paid the Company $1,516,471 as reimbursement for certain perquisites and personal benefits received during fiscal years 1997 through 2003. Under the order, the Company paid the SEC a civil penalty of $1.5 million and Don Tyson paid a civil penalty of $700,000. Both the Company and Mr. Tyson consented to the entry of the order and paid their respective penalties without admitting or denying wrongdoing.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Shares were acquired by the Partnership for the purpose of aggregating the Tyson family’s previously held controlling interest in the Company into a more flexible ownership vehicle. Additionally, the Shares are held by the Partnership as an investment asset.  From time to time the Partnership reviews and monitors its investment in the Company and may change such investment by acquiring or selling additional Shares in the open market, in privately negotiated transactions or otherwise. In reaching any conclusions regarding any change in the level of investment in the Shares, the Partnership takes into consideration various factors, including but not limited to, the price and availability of the Shares, future events affecting the Company, general stock market and economic conditions and other investment and business opportunities available to the Partnership.

The Partnership presently anticipates making additional dispositions of Company Shares into the open market as part of a continuing effort to diversify the Partnership’s holdings, the timing of which is presently uncertain. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

Item 5.	Interest in Securities of the Issuer

(a)        As of December 2, 2006, the Partnership beneficially owned a total of 80,859,832 shares of Class B Stock, constituting approximately 99.97% of the total shares of such class outstanding.  Additionally, the Partnership did not own any shares of Class A Stock on such date. Neither the Partnership, nor, to the best knowledge of the Partnership, the general partners of the Partnership, presently own any Shares, except as set forth herein.

Certain of the Partnership’s general partners beneficially own shares of the Company’s Class A Stock in addition to such general partners’ interest in the Partnership. Such general partners’ beneficial ownership of Class A Stock, as of December 2, 2006, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after December 2, 2006): Don Tyson, 104,489; Leland Tollett, 3,076,858; Barbara Tyson, 168,718; and John Tyson, 3,844,393 shares.

(b)        Don Tyson, as managing general partner of the Partnership, has the exclusive right, subject to certain restrictions, to vote or direct the vote of and to dispose of or direct the disposition of all the Shares beneficially owned by the Partnership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Partnership is governed by the terms of a Partnership Agreement dated June 8, 1990 (the “Agreement”). Pursuant to the Agreement, Don Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things necessary to manage, conduct, control and operate the Partnership’s business,

4

including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership terminates on December 31, 2040. Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners and (iii) the sale of all or substantially all of the Partnership’s assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is a sole remaining general partner) will not cause a dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the partnership assets. In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

The Partnership, through two of its wholly-owned subsidiaries, has entered into four prepaid forward contracts with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), each relating to 1,000,000 shares of Class B Stock, which expire on February 20, 2007 (collectively, the “Contracts”). Under the terms of each of the Contracts, the Partnership has agreed to deliver a number of shares of Class A Stock (or Class B Stock immediately convertible into Class A Stock) on the respective expiration dates of the contracts (or on an earlier date if the contract is terminated early) pursuant to the following formula: (i) if the price of Class A Stock on the date of expiration or termination (the “Final Price”) is less than a specified floor price (the “Floor Price”), then 1,000,000 shares; (ii) if the Final Price is less than or equal to a specified maximum price (the “Cap Price”), but great than or equal to the Floor Price, then a number of shares equal to 1,000,000 times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to 1,000,000 multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price. In connection with the Contracts, the Partnership has pledged the 4,000,000 shares of Class B Stock subject to the Contracts to secure its obligations under the Contracts.

Under the Contracts, in lieu of the delivery of Shares, the Partnership may, at its option, settle the contracts by delivery of cash. In certain events, the Counterparties are obligated to settle the contracts by delivery of cash.

Item 7.	Material to be Filed as Exhibits

Included as exhibits to this Statement is the following:

Exhibits

A.	Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person’s Schedule 13D, filed with the SEC on May 1, 1991).

B.

ISDA Master Agreement, dated October 8, 2001, between TLPCRT, L.P. and MLPFS (incorporated by reference from the Reporting Person’s Amendment No. 3 to Schedule 13D, filed with the SEC on November 20, 2001).

C.

ISDA Master Agreement, dated December 3, 2001, between TLP Investments L.P. and MLPFS (incorporated by reference from the Reporting Person’s Amendment No. 4 to Schedule 13D, filed with the SEC on February 14, 2002).

D.

Confirmation of Prepaid Variable Share Forward, dated June 17, 2005, between TLPCRT, L.P. and MLPFS (termination date of February 20, 2007)(incorporated by reference from the Reporting Person’s Amendment No. 7 to Schedule 13D, filed with the SEC on June 9, 2006).

E.

Confirmation of Prepaid Variable Share Forward, dated June 17, 2005, between TLP Investments L.P. and MLPFS (termination date of February 20, 2007)(incorporated by reference from the Reporting Person’s Amendment No. 7 to Schedule 13D, filed with the SEC on June 9, 2006).

5

6

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2006

TYSON LIMITED PARTNERSHIP

By: /s/ Harry C. Erwin, III
Harry C. Erwin, III
General Partner

7

SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP

Name and Business Address	Citizenship	Present Principal Occupation

Don Tyson Managing General Partner 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.

Leland Tollett 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.

Barbara Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Member of the Board of Directors of Tyson Foods, Inc.

John Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.

Harry C. Erwin, III 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Consultant